April 10, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Taro Pharmaceutical Industries Ltd

Form 20-F for Fiscal Year Ended March 31, 2019

Filed June 20, 2019

File No. 001-35463

Response Dated February 20, 2020

Dear Sir or Madam of the Division of Corporation Finance - Office of Life Sciences:

On behalf of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company” or the “Group”), please find this letter in response to the written comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 3, 2020, with respect to Taro’s Form 20-F for the fiscal year ended March 31, 2019, filed with the Commission on June 20, 2019.

For your convenience, the Staff’s comments are set forth below in bold, followed by Taro’s response thereto.

Form 20-F for Fiscal Year Ended March 31, 2019

Note 2: - Significant Accounting Policies

b. Financial statements in U.S. dollars, page F-12

1)

Please address each indicator identified in ASC 830-10-55-5 and tell us whether it suggested CAD or USD as your functional currency for your initial assessment versus the assessment adopted on April 1, 2019, and how each indicator was weighted. Clarify the significant changed economic facts and circumstances underlying each changed indicator.

In accordance with ASC 830-10-55-5, management considered the economic factors specified in points (a) to (f) below, both individually and collectively, when determining the functional currency, as also set forth in our initial response dated February 20, 2020. Furthermore, management identified, in the response below, whether each of these indicators suggested Canadian dollar (CAD) or U.S. Dollar (USD) for the initial assessment of functional currency of Taro Canada versus the assessment adopted on April 1, 2019.

ASC 830 does not weight or rank these indicators; therefore management needs to use judgment to determine which indicators are most relevant to the foreign operations and the economic environment in which it operates.  When considering significant changes in economic facts and circumstances, management’s judgment determined that both the cash flow indicators and the sales market indicators should be more heavily weighed and considered most relevant to Taro Canada operations and its primary economic environment, as set forth in points (a) and (c) below. The sales price indicators, expense indicators, financing indicators, and intercompany transactions indicators carried less weight and were not considered as relevant as the cash flow indicators and sales market indicators in the determination of the primary economic environment in which Taro Canada operates, as set forth in points (b), (d), (e) and (f) below.

ASC 830-10-45-7 specifies that, once determined, the functional currency for a foreign entity should be used consistently unless significant changes in economic facts and circumstances indicate that the functional currency has changed.  However, ASC 830 does not provide guidance on what would represent a sufficient change in facts and circumstances to indicate that the functional currency of an operation has changed.  Therefore, management believes the analysis set out in points (a) to (f) below represent a significant and permanent change to Taro Canada’s operating paradigm during the fiscal year ended March 31, 2019.  When considering all relevant facts discussed in the analysis section below together, it led management to conclude that the USD best reflects the currency of the primary economic environment in which Taro Canada operates and therefore, USD is the functional currency as a result of the change in significant economic facts and circumstances.

Background:

Taro gained entry into the North American generic pharmaceutical market when its topical product operations were established with the acquisition of K-Line Pharmaceuticals Ltd. (K-Line) in Brampton, Canada during 1983.  K-Line was a Canadian pharmaceutical manufacturer since 1971 and specialized in generic topical medications, that is, gels, creams, and ointments used especially for dermatological applications. Eventually, the name K-Line was changed in 1986 to Taro Pharmaceuticals Inc., also known as Taro Canada.  During 1993, Taro Canada commenced production in its new Brampton, Ontario facility (which is currently its present location).

When K-Line, now known as Taro Canada, was acquired in 1983, the initial assessment of Taro Canada’s functional currency was made in accordance with FAS 52. At that time, CAD was the functional currency.  Over the years, Taro Canada expanded the business into developing, manufacturing and marketing both prescription and over-the-counter pharmaceutical products, primarily in the United States (U.S.) and Canada.  Taro Canada conducted business in multiple currencies and also experienced various changes in economic facts and circumstances as the business began to evolve further.

Over time as Taro Canada experienced a steady increase in sales, cash flows consequently increased.  This increase in sales affected the financial statements and the foreign exchange rate became more impactful.  From 2010 through 2017, Taro Canada’s sales, on average, accounted for approximately 8% of the Company’s total non-intercompany sales.  In 2018, Taro Canada’s sales increased to approximately 11% of the Company’s sales and further grew to approximately 14% in 2019.  Taro Canada historically had little to no accumulation of cash, with minimal profits.  Over the past 10 years, Taro Canada’s cash and cash equivalents, which includes bank deposits (both short and long-term) and marketable securities (both short and long-term), progressively increased.  In 2010, Taro

Canada’s cash and cash equivalents accounted for less than 10% of the Company’s total cash and cash equivalents.  By 2011, this had increased to approximately 35% and in 2017, the percentage of Taro Canada’s cash and cash equivalents had risen to approximately 52%. At March 31, 2019, Taro Canada’s cash and cash equivalents reached approximately 92% of the Company’s total cash and cash equivalents, which demonstrates a significant increase in the past ten years.

Taro Canada is considered a distinct and separable operation because it holds all assets and liabilities relevant to the type of operations it purports to represent, and is also able to produce independent and meaningful financial statements that include assets of the operation, as well as the funding for assets and the relevant income statement effects.  As a result, Taro Canada is required to determine its appropriate functional currency.  Therefore, Taro Canada reassessed its functional currency as discussed in the analysis for determining the functional currency below.

Analysis of criteria for determining the functional currency:

ASC 830-10-45-4 indicates that there are two broad classes of operations to determine the currency of the primary economic environment in which an entity operates.  The first class is a foreign entity that is relatively self-contained and integrated with a particular country or economic environment.  At initial assessment, Taro Canada identified more closely with this economic environment.  The daily operations of Taro Canada did not depend on the economic environment of the parent’s functional currency.  Cash flows of Taro Canada were generated and expended principally in CAD and did not directly affect the parent company’s cash flows.  The foreign currency of CAD was the functional currency for Taro Canada at initial assessment, as supported by the indicators in points (a) to (f) below.

The second class per ASC 830-10-45-4 is comprised of foreign entities that are primarily a direct and integral part of the parent company’s operations.  At the assessment adopted on April 1, 2019, Taro Canada identified more closely with this economic environment.  As the Company began to centralize functions, daily operations of Taro Canada now depend on the USD and the U.S.  Furthermore, Taro Canada’s operations directly affect the Company’s cash flows given that Taro Canada maintains the majority of the Group’s cash & marketable security balances.  The parent’s functional currency, in this case USD, is the functional currency for this class of foreign entity. At the assessment done as of April 1, 2019, as supported by the indicators and changes in economic facts and circumstances in points (a) to (f) below, management determined that USD was the functional currency.

a)	Cash flow indicators:

At initial assessment, the functional currency originally suggested by cash flows indicators was CAD.  At the assessment adopted on April 1, 2019, the functional currency suggested by cash flow indicators is now USD.

At initial assessment, cash flows related to Taro Canada’s individual assets and liabilities were primarily in CAD and did not affect the Company’s cash flows.   In recent years, Taro Canada comprises a more significant portion of the Company’s cash flows as indicated in the analysis below.

Over time, there were multiple significant changes in facts and circumstances related to cash flow indicators from initial assessment to adoption date of April 1, 2019. These changes consisted of the following:

i)	Changes in the management of operations

The Company began to centralize different functions, including treasury and investment portfolio measurement.  As a result, there is a stronger focus on the USD currency for Taro Canada and the cash flows generated by Taro Canada also now have a larger effect on the Company’s cash flows.  Cash flows are now more readily available for remittance to the Group, if needed, than they were historically.  Taro Canada formerly was responsible for managing financial activities (e.g. interest rate arrangements for short-term deposits) relating to Taro Canada only.  However, the treasury function of Taro Canada, including investment oversight and decision making of hedging requirements, is now centrally managed by Taro U.S.  This facilitates producing an overall view of cash position and risk exposure on a timely basis and a more efficient use and investment of cash.  Additionally, the centralization of the treasury function allows for an improved and streamlined process for strategic decision making as all Taro entities are managed together.  (Note: each of Taro’s three (3) investment managers, which include oversight of all Taro Canada investments, are located in the U.S.)

ii)	Wind down of Taro North America (“Taro NA”) and transfer of cash

Taro NA (in the Cayman Islands) is the intermediate parent of Taro Canada and is in the process of being wound down.  As a result, assets were transferred from TNA to Taro Canada which included approximately $199M of cash (all denominated in USD) transferred in FY2019.  This significant cash transfer subsequently increased the USD exposure of Taro Canada and the transfer is considered to be material to the financial statements of Taro Canada.  Furthermore, this transfer has since reduced the relevance of the foreign currency position on the balance sheet of Taro Canada.

iii)	Changes in cash & marketable securities

Taro Canada’s U.S. dollar exposure also increased due to the recent dissolution and transfer of all assets from Taro NA to Taro Canada. As a result of the aforementioned centralization of treasury and investment portfolio measurement, Taro Canada maintains the majority of the Group’s cash & marketable security balances. Taro Canada held approximately 92% of the Group’s cash balances, which includes bank deposits (both short and long-term) and marketable securities (both short and long-term), as of March 31, 2019, almost all of which is denominated in USD.  This is substantial considering that Taro Canada historically comprised only 10% - 15% of Taro Group’s total operations/sales, and given that the majority of Taro Canada’s sales are intercompany and therefore eliminated in consolidation. Management believes this constitutes a change in cash flow indicators as set by ASC-830-10-55-5 as the cash flows related to the foreign entity’s individual assets and liabilities directly affect the parent’s cash flows. Centralized treasury management and monitoring of cash and marketable securities balances at the Taro Canada level has also enabled the Taro Group to have a consolidated view of exposures and helps in mitigating foreign currency risks by facilitating effective netting and/or hedging of exposures.

At the assessment adopted on April 1, 2019, cash flows generated by Taro Canada that relate to its individual assets and liabilities now directly affect the Company’s cash flows and are readily available for remittance to the Company.  The majority of Taro Canada’s assets and liabilities are now denominated in USD.  Significant asset and liability line items on the Balance Sheet are comprised almost solely (>90%) of USD denominated transactions.  Furthermore, most of Taro Canada’s generated cash flows are now invested in USD based short-term deposits, cash and cash equivalents or marketable securities.  Since such investments are short-term, cash is readily available for remittance to other Taro entities.  Therefore, at the assessment adopted at April 1, 2019, there was a strong emphasis from the cash flow indicators suggesting USD as functional currency.

b)	Sales price indicators:

At initial assessment, the functional currency originally suggested by sales price indicators was CAD.  At the assessment adopted on April 1, 2019, the functional currency suggested by sales price indicators remains CAD.

At initial assessment, sales prices for Taro Canada’s products were not primarily responsive on a short-term basis to changes in exchange rates since most of Taro Canada’s non-intercompany net sales were in Canada.  Therefore, sales prices were determined more so by local competition and were also influenced by local government regulations.

Over time, there have been no significant changes in facts and circumstances related to sales price indicators from initial assessment to adoption date of April 1, 2019.  Therefore, at the assessment adopted on April 1, 2019, there was no change in management’s assessment of sales price indicators and such indicators still suggested CAD as functional currency.

c)	Sales market indicators:

At initial assessment, the functional currency originally suggested by sales market indicators was CAD as there was an active local sales market for Taro Canada’s products with no export sales.  At the assessment adopted on April 1, 2019, the functional currency suggested by sales market indicators is now USD.  Over time, there was a significant change in facts and circumstances related to sales market indicators from initial assessment to adoption date of April 1, 2019.  This change consisted of the following:

i)	Increase in sales outside Canada

Taro Canada’s export sales (denominated in USD) made to 3rd party U.S. customers increased over time.  Such export sales formerly did not exist at initial assessment.

ii)	Decrease in relevance of local sales market

The relevance of the Canadian sales market to Taro Canada has decreased, given that local sales (non-intercompany) have represented a declining percentage of Taro Canada’s total sales over the years.

At the assessment adopted on April 1, 2019, the sales market for Taro Canada’s products is now mostly in the U.S.  Therefore, at the assessment adopted at April 1, 2019, there was a strong emphasis from the sales market indicators suggesting USD as functional currency as these changes in facts and circumstances, along with the increase in sales outside of Canada, has contributed to the overall USD cash positions of Taro Canada.

d)	Expense indicators:

At initial assessment, the functional currency originally suggested by expense indicators was CAD.  At the assessment adopted on April 1, 2019, the functional currency suggested by expense indicators remains CAD.

At initial assessment, Taro Canada’s expenses were a mix of both CAD and USD transactions; however local labor, materials, and other costs to produce its products were principally in CAD.  Cost of goods sold, including salary expenses and packaging materials, were primarily paid in CAD, whereas raw materials were primarily paid in USD.  Finished goods purchased from third parties, along with clinical studies are primarily paid in USD.  Selling and marketing expenses are primarily paid in CAD.  Therefore, at initial assessment, expense indicators suggested CAD as functional currency.

Over time, there were no significant changes in facts and circumstances related to expense indicators from initial assessment to adoption date of April 1, 2019.  Therefore, at the assessment adopted on April 1, 2019, there was no change in management’s assessment of expense indicators and such indicators still suggested CAD as functional currency, although material expenditures exist in USD.

e)	Financing indicators:

At initial assessment, the functional currency originally suggested by financing indicators was CAD.  At the assessment adopted on April 1, 2019, the functional currency suggested by financing indicators remains CAD.

At initial assessment, Taro Canada was primarily equity financed and seldom raised debt from third parties or other Taro entities.  Hence Taro Canada’s debt with external parties was limited to short-term liabilities which arose during the normal course of business (comprising e.g. accounts payable).  Funds generated by Taro Canada’s operations were considered sufficient to service existing and anticipated financing obligations without obtaining financing from other Taro entities.

Over time, there were changes in facts and circumstances related to financing indicators from initial assessment to adoption date of April 1, 2019.  The changes consisted of the following:

i)	Long-term hedge loans

In the early 2000’s Taro Canada had long-term loans denominated in CAD for $4.9M to hedge exposure.  During that time, management did not believe that Taro Canada’s exposure to market risks would have a material impact on future earnings.  In 2010, the related long-term loans were paid off or had been discontinued.  There are currently no further plans to initiate similar loan(s) in the future.

ii)	Changes in the management of operations

The Company began to centralize different functions, including treasury and investment portfolio measurement.  As a result, there was a change in the level of independence of management which led to cash flows generated by Taro Canada having a larger effect on the Company’s cash flows (as discussed above).

At the assessment adopted on April 1, 2019, Taro Canada still remains entirely equity financed and does not currently raise long-term debt from third parties or other Taro entities.  Thus, the financing indicator is less relevant to Taro Canada given that debt with external parties is limited to short-term liabilities which arise during the normal course of business (comprising e.g. accounts payable).  Funds generated by Taro Canada’s domestic and export sales to third parties outside of Canada are still considered sufficient to service existing and anticipated financing obligations, without obtaining financing from other Taro entities.  Therefore, at the assessment adopted at April 1, 2019, there was no change in management’s assessment of financing indicators and such indicators still suggested CAD as functional currency.

f)	Intercompany transactions and arrangements indicators:

At initial assessment, the functional currency originally suggested by intercompany transactions and arrangements indicators was CAD.  At the assessment adopted on April 1, 2019, the functional currency suggested by intercompany transactions and arrangements indicators is now USD.

At initial assessment, there was a low volume of intercompany transactions and there was not an extensive interrelationship between Taro Canada and the Group.

Over time, there were multiple significant changes in facts and circumstances related to intercompany transactions and arrangements indicators from initial assessment to adoption date of April 1, 2019. These changes consisted of the following:

i)	Changes in the management of operations

The Company began to centralize different functions, including treasury and investment portfolio measurement.  As a result, the interrelationship with Taro Canada and the Group has become more extensive. Cash flows generated by Taro Canada have a larger effect on the Company’s overall cash flows.  The treasury function of Taro Canada, including investment oversight and decision making, as well as hedging requirements, is now centrally managed by Taro U.S.  This facilitates producing an efficient overall view of cash position and exposure to risk for Tara Canada on a timely basis, as well as allowing for an improved and streamlined process for strategic decision making.  Furthermore, management believes that the USD cash balances will continue to increase, while CAD cash balances will continue to produce a net outflow.  Additionally, as budgeting has also been centralized for the Company, Taro Canada has implemented budgeting in USD, whereas this was previously performed in CAD.  Taro Canada’s cash inflows consist primarily of USD cash balances and less of CAD, as also reflected in the budget.

At the assessment adopted on April 1, 2019, there is now a high volume of intercompany transactions denominated in USD and there is an extensive relationship between the operations of Taro Canada and the Group.  The increase in volume of Taro Canada’s intercompany transactions is attributed to the fact that Taro Canada manufactures approximately 50% of the products sold by Taro U.S.  As such, Taro Canada’s main driver for its generated cash flows are high volumes of intercompany sales made to Taro entities having a USD functional currency, and are primarily made to Taro U.S. in USD (approximately 60-70% of Taro Canada’s sales).  For intercompany sales, prices between Taro Canada and Taro U.S. are determined based on a predetermined operating profit margin in USD and no changes in sales prices are made on a short-term basis as a response to changes in exchange rates.  Intercompany transactions, which directly impact Taro Canada’s working capital, account for approximately 10-15% and 30-40% of Taro Canada’s total assets and liabilities, respectively, and are denominated in USD.  Even though a significant portion of expenses occurs in Canada and is therefore paid in CAD, it can be concluded that Taro Canada’s net income is largely based on transactions denominated in USD.  The majority of Taro Canada’s liabilities come from short-term intercompany transactions which represent unpaid purchases with other Taro entities.  Therefore, at the assessment adopted at April 1, 2019, intercompany transactions and arrangements indicators suggested USD as functional currency.

The aforementioned points represent a significant and permanent change to our operating paradigm during the fiscal year ended March 31, 2019. Furthermore, management concluded that functional currency of USD most fittingly portrays the economic results of Taro and thereby best achieves the objectives of foreign currency translation. As a result, the Company subsequently adopted USD as the functional currency for Taro Canada effective April 1, 2019.

Please do not hesitate to contact me at 914-345-9001 with any questions or comments you may have.

Sincerely,

/s/ William Coote

William Coote

AVP, Treasurer